

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

Via E-Mail
Mr. Randall C. McMullen, Jr.
President and Chief Financial Officer
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 1910
Houston, TX 77042

> **Re:** **C&J Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2013**
> **Response Letter dated August 7, 2014**
> **File No. 001-35255**

Dear Mr. McMullen:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 34

Our Operating Segments, page 36

1.   We have read the disclosures that you proposed to include in response to prior comment one, regarding horsepower, capacity and utilization. We understand you will disclose utilization figures that will reflect equipment which is dedicated to a project/contract, i.e. at work, either on location or in transit to the project site specified in a contract. We also understand from our conference call on August 5, 2014, that when referring to equipment deployment, you have meant that active marketing of new equipment has commenced, and not that you have placed the equipment into service or assigned it to a particular project/contract. Please further revise your disclosures to clarify how you are using the

term deployment and its variations when describing your periodic activities. You may either replace references to deployment with language that more precisely conveys the status of your equipment, e.g. "we began marketing" rather than "we deployed," or otherwise clarify that deployment does not correlate with having secured incremental work for new equipment. Please also include your utilization figures on a comparative basis, for each period covered by your report.

Form 8-K filed June 26, 2014

Exhibit 99.1

2.   We understand from your response to prior comment three and our phone conference on August 5, 2014, that you have not yet determined whether you or the Completion and Production Businesses of Nabors Industries Ltd. will be the accounting acquirer if your merger agreement is consummated, and that you will submit an analysis and accounting plan once the details have been finalized. Please clarify the uncertainty about this matter in your public disclosures regarding the status of your merger agreement.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief